June 29 2020	TSX.V - GIGA

GIGA METALS ANNOUNCES POSTPONEMENT OF EXECUTIVE COMPENSATION
DISCLOSURE AND ANNUAL GENERAL MEETING MATERIAL

Vancouver, B.C. - (TSX.V - GIGA) ("Giga " the "Company") announces that in light of the COVID-19 public health emergency and related restrictions on gatherings, the Company intends to delay holding its annual general meeting of shareholders to a later date, but prior to December 31, 2020. The Company is relying on the temporary blanket relief provided by the Canadian Securities Administrators (including the exemptive relief contained in ASC Blanket Order 51-518, BC Instrument 51-516 Ontario Instrument 51-504) to postpone the filing of its executive compensation disclosure required under applicable securities laws until such time as it is filed and delivered to shareholders as part of the Company's information circular relating to its 2020 annual general meeting of shareholders. With this conditional temporary relief, the British Columbia Securities Commission and the other Canadian Securities Administrators regulators are giving public companies until December 31, 2020 to send to its securityholders, and file, its next annual general meeting information circular containing the executive compensation disclosure.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, CEO
GIGA METALS CORPORATION

Tel:  604 681 2300

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Notice Regarding Forward Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding the date on which the Company will hold its next annual general meeting and the date on which the Company will file its executive compensation disclosure required under applicable securities laws. There are numerous risks and uncertainties that could cause actual results and Giga Metal's plans and objectives to differ materially from those expressed in the forward-looking information, including: adverse market conditions and other factors beyond the control of the Company. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

For further information please contact the Company at 604-681-2300 or email lyoung@gigametals.com.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com